UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER
THE SECURITIES ACT OF 1933 and
THE SECURITIES EXCHANGE ACT OF 1934

Xencor, Inc.

File No. 333-191643 - CF#34208

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Xencor, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 11, 2013 and a Form 10-Q filed August 5, 2015.

Based on representations by Xencor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed on	Confidential Treatment Granted
10.17	S-1	October 11, 2013	through September 11, 2019
10.18	S-1	October 11, 2013	through September 11, 2019
10.19	S-1	October 11, 2013	through September 11, 2019
10.20	S-1	October 11, 2013	through September 11, 2019
10.21	S-1	October 11, 2013	through September 11, 2019
10.22	S-1	October 11, 2013	through September 11, 2019
10.23	S-1	October 11, 2013	through September 11, 2019
10.24	S-1	October 11, 2013	through September 11, 2019
10.1	10-Q	August 5, 2015	through September 11, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary